40 - 33
811 - 4556

AEGON Transamerica fund advisers
570 Carillon Parkway
St. Petersburg, Florida 33716-1202
727-299-1800


03058093


SEC MAIL PROCESSING
RECEIVED
MAY 07 2003
WASH. D.C.
207
SECTION

May 5, 2003

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549



Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of IDEX Mutual Funds (File No. 33-2659), enclosed is a copy of a Statement of Claim and Demand for Arbitration in response to a complaint filed by Stephen McKendry and his wife, Kari L. McKendry against Merrill Lynch, Pierce, Fender & Smith, Inc., a broker-dealer, IDEX Mutual Funds, an investment mutual funds company, and InterSecurities, Inc. dated March 17, 2003. This complaint is being filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions regarding this filing, please contact me at (727) 299-1824.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,



John K. Carter
General Counsel, Senior Vice President and
Secretary

Enclosure
Cc: ICI Mutual

Robert D. Mitchell
James D. Hartt
MITCHELL LAW OFFICES
A Professional Corporation
Anchor Centre One, Suite 122B
2201 East Camelback Road
Phoenix, Arizona 85016
Telephone (602) 468-6450
Fax (602) 468-6451
robertmitchell@mitchelllaw.com
www.mitchelllaw.com

Counsel for Claimants
Stephen M. McKendry
Kari L. McKendry



**IN AN ARBITRATION BEFORE THE**

**NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.**

STEPHEN M. MCKENDRY and
KARI L. MCKENDRY, husband and wife,

Claimants,

vs.

MERRILL LYNCH, PIERCE, FENNER & SMITH, INC. (a/k/a MERRILL LYNCH), a broker-dealer, IDEX Mutual Funds, an investment mutual funds company; INTERSECURITIES, INC., a distributor for IDEX Mutual Funds,

Respondents.

**STATEMENT OF CLAIM AND DEMAND FOR ARBITRATION**

Claimants Kari L. McKendry and Stephen M. McKendry, for their Statement of Claim and Demand for Arbitration against Respondent Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") IDEX Mutual Funds, and Intersecurities, Inc., allege as follows:

## The Parties.

Claimant Kari L. McKendry is a woman residing in Scottsdale, Arizona. Stephen M. McKendry is the spouse of Kari L. McKendry.

Respondent Merrill Lynch is a registered broker-dealer firm which transacts business in states across the country, including Arizona.

Respondent IDEX Mutual Funds is a mutual fund company located at PO Box 9015 Clearwater, Florida 33758-9015, which transacts business in states across the country, including Arizona. Intersecurities, Inc. is the distributor for IDEX Mutual Funds. (IDEX Mutual Funds and Intersecurities, Inc. are collectively referred to herein as "IDEX".)

## The Relevant Facts.

Kari L. McKendry has maintained an IRA account with Respondent Merrill Lynch for a number of years. Several years ago, Respondent Merrill Lynch invested Mrs. McKendry's IRA into a fund Merrill Lynch recommended named IDEX Janus Growth. (IDEX JCC Growth – T) Initially, the fund appeared to perform well, and Mr. and Mrs. McKendry would generally review the account statements as they were received from IDEX.

However, in November of 2000, IDEX changed the mailing address for receipt of the IDEX statements from the McKendrys' residence to Merrill Lynch's Jersey City, New Jersey address. *See* Exhibit 1, November 2000 IDEX letter.

Up to that time, the statements had been addressed to:

MERRILL LYNCH CUST
FBO KARI MCKENDRY IRA
9875 N. 111TH PL
SCOTTSDALE, AZ 85259-4829

9875 North 111th Place, Scottsdale, Arizona is the McKendry's home address. The statements were sent starting in November, 2000 to:

MERRILL LYNCH CUST
FBO KARI L. MCKENDRY IRA
101 HUDSON ST FL 8
JERSEY CITY NJ 07302-3915

On November 16, 2000, Mr. McKendry wrote IDEX asking them why the account mailing address was changed to the Merrill Lynch address in New Jersey from the McKendrys' former registration address which was their residence address. *See* Exhibit 2, November 16, 2000 letter to IDEX.

On November 27, 2000, IDEX sent a response letter to the McKendrys explaining why the address had been changed. *See* Exhibit 3, November 27, 2000 letter from IDEX. IDEX responded as follows:

> Your account is registered as a custodial account under Merrill Lynch. According to Internal Revenue Service (IRS) regulations all custodial accounts must have the custodian's address as the address of record for the account. However, we have added your address to our records and you will be receiving a copy of all transactions notices regarding account activity.

However, after the address change, neither IDEX nor Merrill Lynch ever sent the McKendrys anymore copies of statements. The last statement the McKendrys received was for the period ending September 30, 2000. *See* Exhibit 4, Account Statement.

Mr. McKendry recently began to try to investigate the status of the IRA account again, knowing that the last statement received reflected a value of $73,838.05, to no avail. Neither Merrill Lynch nor IDEX could tell the McKendrys anything about the account. The only response

1 Mr. McKendry received from IDEX was a verification that the account remained in the IDEX Fund,
2 but that he needed to contact Merrill Lynch for more information.
3
4 When Mr. McKendry called Merrill Lynch to inquire as to the status of the account, Merrill
5 Lynch knew nothing of the account and informed Mr. McKendry that the account numbers he
6 provided to them did not match anything in their database.
7 Obviously, by now, the McKendrys were very concerned. Mr. McKendry asked a
8 stockbroker friend from PaineWebber, Jeff Kramer, to move the account over to him at
9 PaineWebber so that they could monitor the account.
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11 After the account was successfully moved to Mr. Kramer's care, Mr. Kramer forwarded to
12 the McKendrys the most recent IDEX statement for the period ending December 3, 2002. In
13 December 20002, the McKendrys' account was valued at $28,615.40, reflecting a drop in value of
14 $45,222.65 from the last statement the McKendrys saw in September of 2000 reflecting a balance of
15 $73,838.05 (a 61% loss in value). *See* Exhibit 4, Account Statements.
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17 If the McKendrys had been provided with statements and had observed the decline in the
18 mutual fund value, they would have sold the fund to preserve Ms. McKendry's retirement assets.
19 The McKendrys were improperly deprived of the opportunity to do so by the Respondents' failure to
20 provide customer account statements.
21 The Respondents' negligence and lack of professional care have injured Mr. and Mrs.
22 McKendry. Accordingly, in this arbitration proceeding, the Claimants seek recovery of their
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24 damages of at least $45,000.00, plus interest and/or lost opportunity damages, together with an
25 award of attorney's fees, costs, and punitive damages, in a specific amount to be proved at the
26 arbitration hearing.
27
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Legal Claims.

Mr. and Mrs. McKendry's legal claims against Respondents Merrill Lynch and IDEX in this matter[1] may be summarized as follows:

**FIRST CLAIM FOR RELIEF**

**(Negligence)**

In handling their customers' investment accounts, investment firms are obligated to use the skill, knowledge and training associated with their profession.[2] The NASD Conduct Rules, as well as the rules of other regulatory organizations, require investment firms to deal fairly with the public, and adhere to the highest standards of just and equitable conduct. NASD Conduct Rule 2340 requires that customers be sent regular account statements. These rules represent an industry standard of care.

A negligence claim arises where there is a duty owed to the plaintiff, a breach thereof, and an injury caused by that breach. Wisener v. State, 123 Ariz. 148, 149, 598 P.2d 511 (1979). The question of duty is determined on the basis of the relationship between the parties. Markowitz v. Arizona Parks Bd., 146 Ariz. 352, 706 P.2d 364 (1985); Kesselman v. National Bank of Arizona, 188 Ariz. 419, 937 P.2d 341 (App. 1996). Here, at a minimum, the Respondents owed Claimants an

[1] The McKendrys' claims against the named Respondents arise out of the Respondents' primary liability for their own misconduct, as well as their secondary liability provided by law, including secondary liability arising out of, *inter-alia*, respondeat superior, principal-agent liability, participant liability, aiding and abetting liability, and controlling person liability.

[2] "[A] person who holds himself out to the public as possessing special knowledge, skill or expertise must perform his activities according to the standards of his profession. If he does not, he may be liable under ordinary principles of negligence. . . ." Darner Motor Sales v. Universal Underwriters, 140 Ariz. 383, 682 P.2d 388, 403 (1984).

ordinary duty of care. (In fact, as described later herein, the Respondents owed the Claimants a fiduciary duty of care.)

Normally, the standard of care focuses on the conduct of a reasonably prudent person under the circumstances; however, when a person holds himself out to the public as possessing special knowledge, skill, or expertise, he must perform according to the standard of his profession. *See* Southwest Auto Painting and Body Repair, Inc. v. Binsfeld, 183 Ariz. 444, 448, 904 P.2d 1268 (App. 1995). The Respondents held themselves out as investment professionals and firms able to professionally advise their customers, and to manage and invest the accounts of their customers. Respondent Merrill Lynch was under a duty to act with reasonable care as a licensed broker-dealer and investment professionals in the handling of the McKendrys' account.

By failing to advise the McKendrys of the status of their investment, Merrill Lynch and IDEX acted negligently, *i.e.*, it failed to exercise the care and skill which the public is entitled to expect from stockbrokers and investment professionals. Merrill Lynch and IDEX also acted negligently by failing to send the McKendrys copies of their account statements, thereby leaving the McKendrys in the dark as to their account's performance. The McKendrys had received copies of their account statements until September 30, 2000, at which point they stopped receiving the statements, leaving the McKendrys oblivious as to their account's performance. The Respondents' negligence in failing to send these statements was in contravention of their commitment and obligation to do so. *See* Exhibit 3, November 27, 2000 letter from IDEX. If the McKendrys had been provided with statements and had observed the decline in the mutual fund value, they would have sold the fund to preserve Ms. McKendry's retirement assets.

The McKendrys have been damaged as a direct result of the negligence of Merrill Lynch and IDEX, and are entitled to recover their damages, plus interest and/or lost opportunity damages, together with an award of attorney's fees, costs, and punitive damages, in a specific amount to be proved at the arbitration hearing.

## SECOND CLAIM FOR RELIEF

### (Breach of Fiduciary Duty)

The McKendrys invested with Respondent Merrill Lynch and IDEX because they were led to believe the Respondents were skilled and reputable investment professionals. At the hearing, the McKendrys will testify that they trusted Merrill Lynch and IDEX, and were led to believe their trust was well placed. As a result of the relationship of trust that existed, Merrill Lynch and IDEX are subject to the duties of good faith, fair dealing, reasonable care and integrity that govern fiduciaries.

There is a fiduciary duty owed from an investment firm and broker to their customers. *See, e.g.,* Conway v. Icahn & Co., 16 F.3d 504 (2nd Cir. 1994) (finding that the relationship between a stockbroker and customer is that of principal and agent and is fiduciary in nature). This relationship imposes the duty of utmost good faith, integrity, honesty and loyalty in the agent's transactions with the principal. *See* Musselman v. Southwinds Realty, Inc., 146 Ariz. 173, 704 P.2d 814 (1985); Hassenpflug v. Jones, 84 Ariz. 33, 323 P.2d 296 (1958); Jennings v. Lee, 105 Ariz. 167, 461 P.2d 161 (1969).

As the Jennings court stated:

> Mosier's [the broker's] liability is based on the breach of his fiduciary relationship with Mrs. Jennings. . . A broker is under a duty to disclose to his client information which he possesses pertaining to the transaction in question.

1 Jennings v. Lee, supra 105 Ariz. at 173. *See also* Blankenheim v. E. F. Hutton & Company, Inc., 90
2 D. A. R. 1788 at 1791.
3
4 In Baker v. Wheat First Securities, 643 F. Supp. 1420 (S. D. W. V. 1986), the court held (i)
5 that an agent owes a fiduciary duty to his principal and (ii) that a stockbroker is an agent of his
6 client. *Id.* at 1428-9. *See also* Davis v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 906 F.2d 1206,
7 1216 (8th Cir. 1990). The court in Davis noted that:
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9 > [S]ecurities brokers . . . are 'licensed professional[s] holding [themselves] out as trained and experienced to render a specialized service.' . . . securities customers 'rely on the agent's expertise and expect the agent to act in their best interests.'

10
11 *See also* Gochnauer v. A. G. Edwards & Sons, Inc., 810 F.2d 1042, 1049 (11th Cir. 1987). The
12 court in Gochnauer stated:
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16 > The law is clear that a broker owes a fiduciary duty of care and loyalty to a securities investor. Thompson v. Smith Barney, Harris, Upham & Co., Inc., 709 F.2d 1413, 1418 (11th Cir. 1983); Dupuy v. Dupuy, 551 F.2d 1005, 1015 (5th Cir. 1977). *See also* Restatement (2d) of Agency § 425 (agents employed to make, manage, or advise on investments have fiduciary obligation).

17 *Id.*[3]
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[3] Brokerage firms often contend a fiduciary relationship can exist only when the broker has written discretionary authority. While some cases say this, the better reasoned decisions recognize reality and hold that a broker may as a practical matter gain his client's trust and control the account to the point that the broker should be treated as a fiduciary. *See, e.g.*, Davis v. Merrill Lynch, 906 F.2d 1206, 1215-16 (8th Cir. 1990) ("if for all practical purposes the broker exercised de facto control over a nondiscretionary account and the client routinely follows the recommendations of the broker, then a finding of fiduciary duty may be warranted."); Lindemuth v. Shannon Fin. Corp., 660 F. Supp. 261, 265 (N. D. Cal. 1987) (fiduciary duties exist if broker "for all practical purposes" controls the account). In this case, Respondent gained the McKendrys' complete trust and confidence, and therefore control exists for purposes of establishing a fiduciary duty to the McKendrys.

In Duffy v. Cavalier, 215 Cal. App. 3d 1517, 264 Cal. Rptr. 740 (1989), a seminal case regarding broker-dealer fiduciary duty, the California appellate court reiterated that the relationship between a stockbroker and his customer is that of a fiduciary; that the stockbroker has a duty to act in the highest good faith toward his customer. The court in Duffy stated:

> We conclude that the state common law of stockbroker fiduciary duty . . . is one of general application; it imposes a duty on all stockbrokers, regardless of the identity of their customers, and runs in favor of all customers of stockbrokers.

*Id.* 264 Cal. App. at 1530. The court in Duffy relied on and quoted the holding in Twomey v. Mitchum, Jones & Templeton, Inc., 262 Cal. App. 2d 690, 69 Cal. Rptr. 222 (1968), that:

> "Confidential and fiduciary relations are, in law, synonymous, and may be said to exist wherever trust and confidence is reposed by one person in the integrity and fidelity of another . . . An agent is a fiduciary. His [or her] obligation of diligent and faithful service is the same as that imposed upon a trustee. . . . The relationship between broker and principal is fiduciary in nature and imposes on the broker the duty of acting in the highest good faith toward the principal. . . . With respect to stockbrokers it is recognized, the duties of the broker, being fiduciary in character must be exercised with the utmost good faith and integrity."

*Id.* 264 Cal. App. 3d at 1531.[4]

---

[4] In a speech recently given by former SEC Chairman Harvey L. Pitt on November 8, 2002, who resigned under criticism that he was not strong enough in the area of investor protection, Mr. Pitt stated:

> it's incumbent upon the private sector [of the securities industry]- you who are responsible for making our markets function - to ensure you meet *and exceed* the highest standards for professional conduct. Regulation can never substitute for people doing their jobs honestly, dedicated to serving their customers ***as the fiduciaries they are***.

[Emphasis added.]

In short, no less than the Chairman of the SEC has acknowledged the well established principle - - one certainly embraced by the public - - that securities professionals are fiduciaries to their customers, members of the investing public. *See* SEC Chairman Remarks At Securities Industry Association Annual Meeting, November 8, 2002, www.sec.gov/news/speech/spch603.htm. This Panel should not hesitate to hold the Respondent to the standard of a fiduciary toward the McKendrys.

In this case, the funds in the account the McKendrys entrusted to the Respondents' care and handling were specifically known by Merrill Lynch and IDEX to be Kari McKendry's retirement account funds. Furthermore, Merrill Lynch and IDEX ignored and disregarded their fiduciary duties to their customers when they failed to keep the McKendrys informed about their account's performance, even after they promised to do so. *See* Exhibit 3, November 27, 2000 letter from IDEX. Because of the Respondents' failure to keep the McKendrys apprised of their account's performance despite Merrill Lynch's and IDEX's obligation and commitment to do so, Merrill Lynch breached its fiduciary duty to the McKendrys in handling their account, entitling the McKendrys to recover their damages, plus interest and/or lost opportunity damages, together with an award of attorney's fees, costs, and punitive damages against Merrill Lynch and IDEX.

**THIRD CLAIM FOR RELIEF**

**(Breach of Contract)**

An enforceable contract exists where there is an offer, an acceptance, consideration, and sufficient specification of terms so that obligations involved can be ascertained. K-Line Builders, Inc. v. First Federal Sav. & Loan Ass'n., 139 Ariz. 209, 212, 677 P.2d 1317, 1320 (App. 1983). In this case, the Respondent expressly or impliedly agreed to open an account for the McKendrys, and to discharge their obligation as fiduciaries and agents for the McKendrys by providing full and complete information to them about the investments made by Merrill Lynch and IDEX.

The conduct of Merrill Lynch and IDEX alleged herein constitutes a breach of contract. Express, or at least implicit, in every agreement between a securities professional and their customer, is the commitment on the part of the firm and broker to follow the rules and regulations of the NASD and any other self-regulatory organizations to which the firm and its brokers are subject.

This would, of course, include NASD Conduct Rule 2340, which requires that customer account statements be provided to customers on not less than a quarterly basis. There is also an implied commitment to conduct their business in a manner consistent with well-recognized securities industry standards. Further, there is implied in every contract the duty of good faith and fair dealing. There is also an obligation to perform competently in handling the customer's investments. The Respondents breached all of the foregoing duties by the conduct alleged herein.

Courts have held that upon a breach, a customer is entitled not only to recovery of their out-of-pocket losses, but also to benefit of the bargain damages. *See, e.g.,* Davis v. Merrill Lynch, Pierce, Fenner & Smith, 906 F.2d 1206 (8th Cir. 1990); Hershock, et al. v. Fiascki, et al., 1992 U. S. Dist. LEXIS 9305 (E. D. Pa. 7/2/92); Levine v. Futransky, 636 F. Supp. 899, 900 (N. D. Ill. 1986).

As a result of the Respondents' breach of contract in connection with the McKendry retirement account, the McKendrys have been damaged and are entitled to recover their damages against Merrill Lynch and IDEX in a specific amount to be proved at the arbitration hearing.

**FOURTH CLAIM FOR RELIEF**

**(Failure To Supervise)**

By failing to supply the McKendrys with any information concerning the performance of their investment, Respondent Merrill Lynch failed to supervise the McKendry retirement account as is required by, *inter alia*, NASD Conduct Rule 3010 (formerly known as NASD Rules of Fair Practice, Article 3, Section 27), and as required under the legal doctrine of *respondeat superior*. *See e.g.*, Stone v. Arizona Highway Commission, 93 Ariz. 384, 381 P.2d 107, 113 (1963); Anderson v. Gobea, 18 Ariz. App. 277, 501 P.2d 453, 456 (1972). *See also* Restatement of Agency 2d § 219. As was held in Hecht v. Harris, Upham & Co., 283 F. Supp. 417 (N. D. Cal. 1968), stock brokerage firms can act only through their various partners, employees and agents, and the acts of their employees and agents, in the course of their employment, are acts of the firm. *Id.* at 443. *See also* In re Sutro Bros. & Co., SEC Release No. 7052 (4/10/63).

In an often cited decision of the Securities and Exchange Commission, Reynolds and Co., 39 S.E.C. 902 (1960), the duty of supervision was summarized as follows:

> We have repeatedly held that brokers and dealers are under a duty to supervise the actions of employees and that in large organizations it is especially imperative that the system of internal control be adequate and effective and that those in authority exercise the utmost vigilance whenever even a remote indication of irregularity reaches their attention . . . .

The SEC has also stated in the Matter of Hodgdon & Co., Admin. Proc. File No. 3-533, 1969 SEC Lexis 2920 at page 87 (5/15/69), that:

> [i]t has long been established that the relationship of a securities dealer or a salesman to an uninformed client is one of trust and confidence which approaches and perhaps equals that of a fiduciary . . . [i]t arises out of the superior sophistication of the dealer, the reposal of special confidence by the customer in the dealer as specially qualified in the securities field and the dealer's acceptance of this reliance . . . [i]t imposes upon the dealer the responsibility and duty to act in the customer's best interest in effecting transactions in his account (citing Lawrence R. Leehy, 13 S.E.C. 449, 505 (1943); Mason, Moran & Co., 35 S.E.C. 84, 89 (1953); Looper & Co., 38 S.E.C. 294, 300 (1958) and Haley & Company, Inc., 37 S.E.C. 100, 106 (1956).

The administrative decisions of the SEC recognize a comprehensive duty of supervision which extends well beyond the branch office level to include regional sales managers, compliance officers and, in certain circumstances, attorneys in the legal departments of brokerage firms.

As a direct and proximate result of the negligence and failure to supervise the account, the McKendrys have been damaged and are entitled to recover against Respondent Merrill Lynch their damages, plus interest and/or lost opportunity damages, together with an award of attorney's fees, costs, and punitive damages, in a specific amount to be proved at the arbitration hearing.

## FIFTH CLAIM FOR RELIEF

**(Punitive Damages)**

Under Arizona law, punitive damages may be awarded for conduct which is done with an improper motive or with a reckless indifference to the interest of others. Smith v. Chapman, 115 Ariz. 211, 564 P.2d 900 (1977). Cancellier v. Federated Department Stores, 672 F.2d 1312 (9th Cir. 1982). The purpose of punitive damages is to both punish wrongdoers for their misconduct and to deter them and others from committing other wrongful acts. Michael v. Cole, 122 Ariz. 450, 595 P.2d 995 (1979); Carter-Glogau Laboratories, Inc. v. Construction, Production & Maintenance Laborers' Local 383, 153 Ariz. 351, 736 P.2d 1163 (App. 1986). Punitive damages can be awarded against individuals, such as investment professionals for misrepresentations, and as an economic incentive for the employer to adequately and properly supervise its employees. *See* State v. Sanchez, 119 Ariz. 64, 579 P.2d 568 (App. 1978) (stating that punitive damages against a corporation serve to "encourage employers to exercise closer control over their servants"). *Id.* 119 Ariz. at 66. *See also* DeJonghe v. E. F. Hutton & Co., 830 P.2d 862 (Ariz. App. 1991).

Arbitration panels are empowered to order punitive damages for wrongful conduct. The very terms of the NASD Rules prevent limits on the ability of arbitrators to issue an award. Specifically, NASD Conduct Rule 3110(f)(4) states:

> No agreement shall include any condition which limits or contradicts the ability of a party to file any claim in arbitration or limits the ability of the arbitrators to make any award. (Emphasis added).[5]

[5] The propriety of securities arbitration panels awarding punitive damages was confirmed by the U. S. Supreme Court in Mastrobuono v. Shearson Lehman Hutton, Inc., 115 S. Ct. 1212 (1995).

As the First Circuit noted in Raytheon v. Automated Business Systems, Inc., 882 F.2d 6 (1st Cir. 1989):

> Punitive damages can serve as an effective deterrent to malicious or fraudulent conduct. Where such conduct could give rise to punitive damages if proved to the court, there is no compelling reason to prohibit a party which proves the same conduct to a panel of arbitrators from recovering the same damages. Certainly, the fact that the parties agree to resolve their dispute through an expedited and less formal procedure does not mean that they should be required to surrender a legitimate claim to damages.

*Id.* at 12. [Emphasis added].

The Respondents' conduct in this case was improper and outrageous, and their actions evidenced at the very least, reckless indifference to the interests of the McKendrys. The McKendrys seek a punitive damages award of at least $50,000, in a specific amount the Arbitrators deem appropriate.

**SIXTH CLAIM FOR RELIEF**

**(Attorney's Fees)**

A.R.S. §44-2001 of the Arizona Securities Act provides that where a person has been the victim of a securities violation, he may bring an action "to recover the consideration paid for the securities, with interest thereon, taxable court costs and reasonable attorney's fees. . . ."

In addition, A.R.S. §12-341.01 provides for the award of attorney's fees to the prevailing party "[i]n any contested action arising out of contract, express or implied." Inasmuch as the Arbitration Panel is to determine all of the claims and issues in this case and arising out of the parties' agreements, the Arbitration Panel is to act in the place of a court. Therefore, in order for the parties to be afforded all rights and remedies they would otherwise have in a court proceeding, the Arbitrators should apply relevant statutory provisions such as §§ 44-2001 and 12-341.01.[6]

NASD Conduct Rule 3110(f)(4) expressly prohibits any limitation on the "ability of the arbitrators to make any award." A Federal Appellate Court decision in this jurisdiction holding that arbitrators in a commercial dispute have the authority to award attorney's fees to the prevailing party is Todd Shipyards Corporation v. Cunard Line, Ltd., 943 F.2d 1056, 1064 (9th Cir. 1991). In Todd Shipyards Corporation, the Ninth Circuit upheld an arbitration award of attorney's fees (and punitive damages) to the prevailing party stating that "it was within the power of the arbitration panel in this case to award attorney's fees." *Id.* This Panel should not hesitate in awarding attorney's fees and costs to the McKendrys under the facts and circumstances of this case.

**The Damages The Claimants Are Entitled To Recover.**

Injured investors, such as the McKendrys, are entitled to recover not only the decline in their portfolio value, but also interest on said sum as provided under A.R.S. §44-2001 of the Arizona Securities Act, at the statutory legal rate of interest (which in Arizona is 10% pursuant to A.R.S. § 44-1201).

Alternatively, investors may be awarded their lost opportunity damages, representing the difference between where the account ended up and where it would have been if it had been prudently and properly handled by the investment adviser/broker. Investors are also permitted to

[6] Arizona courts have confirmed arbitration awards that included an award of attorney's fees under A.R.S. §12-341.01. *See, e.g.*, B & M Construction, Inc. v. Mueller, 164 Ariz. 52, 54, 790 P.2d 750 (App. 1990) (affirming trial court's confirmation of arbitration award of attorney's fees). Other courts have confirmed the award of attorney's fees in arbitrations. *See, e.g.*, A. G. Edwards & Sons, Inc. v. Smith, et al., (CCH) Fed. Sec. L. Rep. ¶96,282 (D. C. Ariz. 1991) (affirming an arbitration award that included an award of attorney's fees); Taranow v. Brokstein, 185 Cal. Rptr. 532 (1982) (affirming the award of attorney's fees to the prevailing party). *See also* Skurnick v. Ainsworth, 591 So. 2d 904 (Fla. 1991) and Ainsworth v. Skurnick, 960 F.2d 939 (11th Cir. 1992).

recover the commissions paid to the investment adviser/broker. Nesbit v. McNeil, 896 F.2d 380 (9th Cir. 1990); Davis v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 906 F.2d 1206 (8th Cir. 1990).

In short, the McKendrys are entitled to recover not only their out-of-pocket or trading losses, they are also entitled to and seek recovery of the greater of interest and/or their lost opportunity damages suffered as a result of the Respondents' negligent misconduct, plus a return of the commissions and fees paid to Respondents related to the transactions conducted in their account.

**Request For Damages.**

Based upon the foregoing facts, Stephen M. McKendry and Kari L. McKendry request an award against Respondent Merrill Lynch and IDEX, of the following:

A. Compensatory damages for the losses in their investment retirement account.

B. Interest and/or lost opportunity damages as of the date of the arbitration hearing.

C. Recovery of the commissions and other fees charged by the Respondents on Claimants' investment.

D. Recovery of Claimants' filing fees and such other costs and expenses as may be incurred in bringing this arbitration.

E. Attorney's fees pursuant to A.R.S. §§ 12-341.01 and 44-2001.

F. Punitive damages in an amount not less than $50,000.

G. Such other relief in favor of the Claimants as the Arbitrators deem just and appropriate under the circumstances.

**Request For Hearing.**

The McKendrys are residents of the metropolitan Phoenix, Arizona area and therefore request that the hearing in this matter be conducted in Phoenix, Arizona.

RESPECTFULLY SUBMITTED this 17th day of March, 2003.

MITCHELL LAW OFFICES
A Professional Corporation



By______________________

Robert D. Mitchell
James D. Hartt
Anchor Centre One, Suite 122B
2201 East Camelback Road
Phoenix, Arizona 85016

Counsel for Claimants

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# VERIFICATION

STATE OF ARIZONA )
) ss.
County of Maricopa )

I, Kari L. McKendry, an individual, do hereby state under oath as follows:

I am one of the Claimants in the above-captioned matter. I have read the foregoing Statement of Claim in its entirety, know the contents thereof, and the same are true to the best of my knowledge and belief except as to those matters alleged on information and belief, and as to those I believe them to be true.

DATED this 17th day of March, 2003.

Kari L. McKendry

Subscribed and sworn to before me the undersigned notary public this 17th day of March 2003.

Notary Public

My commission expires:


MARY JO HEFFERAN
Notary Public - Arizona
Maricopa County

# VERIFICATION

STATE OF ARIZONA )
) ss.
County of Maricopa )

I, Stephen M. McKendry, an individual, do hereby state under oath as follows:

I am one of the Claimants in the above-captioned matter. I have read the foregoing Statement of Claim in its entirety, know the contents thereof, and the same are true to the best of my knowledge and belief except as to those matters alleged on information and belief, and as to those I believe them to be true.

DATED this 17th day of March, 2003.

Stephen M. McKendry

Subscribed and sworn to before me the undersigned notary public this 17th day of March 2003.

Notary Public

My commission expires:


MARY JO HEFFERAN
Notary Public - Arizona
Maricopa County

mckendry-pldings-soc

**EXHIBIT 1**

12/11/02 WED 08:59 FAX 4804435446 UBS/PAINEWEBBER INC 008



P. O. Box 9015
Clearwater, Florida 33758-9015

STATEMENT DATED 11/09/2000

IDEX CUSTOMER SERVICE 1-888-233-4339

IDEX JCC GROWTH - T

| Fund# | Account# | Investor ID No |
| --- | --- | --- |
| 207 | 99512773 | 204046 |

MERRIL LYNCH CUST
FBO KARI L MCKENDRY IRA
9875 N 111TH PL
SCOTTSDALE AZ 85259-4829



TO JEFF KRAMER

Dear Investor (s):

The Registration for the above account has been updated with the following information.

| FORMER REGISTRATION | NEW REGISTRATION |
| --- | --- |
| MERRIL LYNCH CUST | MERRIL LYNCH CUST |
| FBO KARI L MCKENDRY IRA | FBO KARI L MCKENDRY IRA |
| 9875 N 111TH PL | 101 HUDSON ST FL 8 |
| SCOTTSDALE AZ 85259-4829 | JERSEY CITY NJ 07302-3915 |

**To ensure the safety of your account, IDEX will require any redemption requests within the next 10 days to be in writing with a valid signature guarantee of all account owners.**

If any of this information is incorrect, please contact IDEX Customer Service at 1-888-233-4339, 8am-8pm Monday through Friday (Eastern Time).

Thank You,

THE IDEX CUSTOMER SERVICE TEAM

Called 11-16-2000

Nicole Becker @ IDEX

New account #

#4





# EXHIBIT 2

TO JEFF KRAMER

**Steve and Kari McKendry**
9875 North 111th Place
Scottsdale, AZ 85259

November 16, 2000

IDEX Mutual Funds
P.O. Box 9015
Clearwater, Florida 33758-9015

1 (800) 637-4015

RE: Fund #207
Account #99512773
Investor I.D. #204046


(201) 557-1000

Dear Sirs:

Recently the registration of the referenced account was changed as shown below:

| Former Registration | New Registration |
|---|---|
| Merril Lynch Cust | Merril Lynch Cust |
| FBO Kari L. McKendry IRA | FBO Kari L. McKendry IRA |
| 9875 North 111th Pl | 101 Hudson St. Fl 8 |
| Scottsdale, AZ 85259-4829 | Jersey City, NJ 07302-3915 |

I have called the customer service center but the explanation given to me was insufficient. Please write me and explain why the account registration was changed.

Sincerely,

Stephen M. McKendry

New Port Beach
(949) 955-6000

JAY BROWN

#2

# EXHIBIT 3

TO JEFF KRAMER



P.O. Box 8015
Clearwater, Florida 33758-9015
727-299-1800
Distributor: InterSecurities, Inc.

November 27, 2000

Steve and Kari McKendry
9875 N 111th Place
Scottsdale AZ 85259

NEW ACCT #
80703429

RE: IDEX JCC Growth Fund "Class T" Account Number 207-99512773

Dear Mr. and Ms. McKendry:

Thank you for your investment in the IDEX Family of Mutual Funds. On November 20, 2000, we received your inquiry regarding the address of record on the registration of the above referenced IDEX account.

Your account is registered as a custodial account under Merrill Lynch. According *to Internal Revenue Service* (IRS) regulations all custodial accounts must have the custodian's address as the address of record for the account. However, we have added your address to our records and you will be receiving a copy of all transaction notices regarding account activity.

Should you have any questions or concerns, please feel free to contact an IDEX Customer Service Representative. Our Customer Service Representatives are available at 1-888-233-IDEX (4339), Monday through Friday between the hours of 8:00 a.m. and 8:00 p.m. Eastern Time. We thank you for investing with IDEX.

Sincerely,



Jason Heironimus
Correspondence Coordinator

JOHN MADDRELL
Ext 2888

#3

# EXHIBIT 4

IDEX MUTUAL FUNDS
P O BOX 9015
CLEARWATER FL 33758-9015

G TO JEFF KRAMER


IDEX
MUTUAL FUNDS
Investment Summary



MERRIL LYNCH CUST
FBO. KARI L MCKENDRY IRA
9875 N 111TH PL
SCOTTSDALE AZ 85259-4828

For the period 01/01/2000 through 09/30/2000
Page 1 of 2

Investor Number: 204048

Representative: HOUSE

FIRST CLEARING CORP
815 N WATER ST
MILWAUKEE WI 53202-3525

For Automated, Up-to-Date Information
24 Hours a Day, Seven Days a Week


www.idexfunds.com


IDEX InTouch (888) 233-4339, option 1
Or you may call IDEX Customer Service at (888) 233-4339, option 2,
Mon. - Fri., 8 a.m.-8p.m. Eastern time.

IMPORTANT - Please keep this statement for your records. This confirms all transactions year-to-date. Carefully review this statement to ensure that we properly acted on your instructions. Please notify IDEX of any error, in writing, within 90 days of the transaction or you will be deemed to have ratified the transaction as reported to you.

## INVESTMENT NEWS AND UPDATES

There's a whole world of opportunity out there! Ask your financial professional how IDEX Gabelli Global Growth and IDEX Great Companies-Global2 can add to your investment strategy.

## VALUE OF YOUR INVESTMENTS

| | |
|---|---|
| Beginning Value as of 01/01/2000 | $75,382.83 |
| YTD Total Purchases | $0.00 |
| YTD Total Withdrawals | $0.00 |
| Increase or (Decrease) in Value | ($1,543.78) |
| Rate of Increase or (Decrease) in Value YTD | (2.05)% |
| **Ending Value as of 09/30/2000** | **$73,839.05** |

#4

## PERSONAL ALLOCATION GUIDE

Position Your Investments For Performance.

Charting your investment goals is the first step to achieving them. And like an investment roadmap, asset allocation is a tool that may help bring you closer to your desired financial destination. Achieving diversification, in many instances, is difficult for investors purchasing individual securities. That is why so many investors turn to mutual funds. Typically, investing through mutual funds is an affordable and convenient way to diversify your investment dollars. And by investing in a family of funds, such as IDEX, often you can easily allocate your investments.

Asset allocation isn't a performance guarantee. And if your goals and objectives are not clearly defined, you may find that your portfolio won't satisfy your needs. Your Financial Professional can help you identify the best allocation mix for you or call Customer Service to receive a free Asset Allocation Worksheet at 1-888-233-IDEX.

510524





P. O. Box 9015
Clearwater, Florida 33758-9015

ACCOUNT STATEMENT

01/01/2000 THROUGH 09/30/2000

Rep No. 7H0F
HOUSE

TO JEFF KRAMER

MERRIL LYNCH CUST
FBO KARI L MCKENDRY IRA

INVESTOR NUMBER: 204046 PAGE 2 OF 2

## YOUR PORTFOLIO SUMMARY AT A GLANCE

### PERSONAL ACCOUNTS

| FUND NAME & SHAREHOLDER | ACCOUNT # | SHARES OWNED | X | 09/30/2000 SHARE PRICE | = | ACCOUNT VALUE |
|---|---|---|---|---|---|---|
| IDEX JCC GROWTH - T<br>MERRIL LYNCH CUST<br>FBO KARI L MCKENDRY IRA | 207- 99512773 | 1,543.781 | | $47.83 | | $73,839.05 |
| PERSONAL ACCOUNTS TOTAL FOR TAX ID # 13-5674085 | | | | | | $73,839.05 |

COMBINED TOTAL FOR ALL ACCOUNTS: $73,839.05

## TRANSACTION SUMMARY
PERIOD 01/01/2000 THROUGH 09/30/2000

PERSONAL ACCOUNTS PORTFOLIO
TAX ID #
13-5674085 MERRIL LYNCH CUST
FBO KARI L MCKENDRY IRA
IDEX JCC GROWTH - T
ACCOUNT #: 207 - 99512773

| DATE | TRANSACTION DESCRIPTION | DOLLAR AMOUNT | ÷ | SHARE PRICE | = | SHARES | SHARE BALANCE |
|---|---|---|---|---|---|---|---|
| | *BEGINNING BALANCE* | $75,382.83 | | | | | 1,543.781 |
| | No Transactions This Period | | | | | | |
| | *ENDING BALANCE* | $73,839.05 | | | | | 1,543.781 |



# EXHIBIT 5

**Account:** GA43271 IRA MCKEND FA:JK HH QP=PI **Date as of:** 12/03/02
**Return Objective:** Capital Appreciation **Risk Profile:** 1.Moderate **Last Statement:**
**Name:** KARI L MCKENDRY IRA

| Total Portfolio: 28,608.00 | Equity: 0.00 | Money Funds: 0.00 | Credit Balance: 0.00 | Funds Available: 0.00 | Buying Power: 0.00 |
|---|---|---|---|---|---|

| Trade Date Position | Settlement Date Position | Symbol | Description | Price | Value | Reinv. Ind | Exchange | Loc | Type | Sec No. | Cusip |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1,673.415 | 1,673.415 | MFIDGT | IDEX JANUS GROWTH FUND CLASS T | 17.10 | 28,615.40 | | 9-OTC NMrg | MFA | 1-Cash | 54BGB5 | 45168C619 |

Item: 1 - 1 of 1

Intraday updates for equity transactions are included on approximately a 20 minute delay. Trades do not include commissions or fees.

F.Y.I.

This reflects the receipt of the Janus fund shares in your IRA. Give me a call if you have any questions.

Jeff

#5

UBS|PaineWebber
Jeffrey S Kramer
First Vice President - Investments
UBS PaineWebber Inc.
8501 N. Scottsdale Road
Suite 100
Scottsdale, AZ 85253-2740
480 443 5424
jeff.kramer@ubspw.com